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FORM 4
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         UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549


           STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange
Act of 1934, Section 17(a) of the Public Utility Holding Company
Act of 1935 or Section 30(f) of the Investment Company Act of 1940

      |_|   Check this box if no longer subject to
            Section 16. Form 4 or Form 5 obligations
               may continue. See Instruction 1(b).

(Print or Type Responses)

==================================================================

1.   Name and Address of Reporting Person*

                Chilmark Partners, L.L.C.
     -----------------------------------------------
        (Last)          (First)        (Middle)

                  875 Michigan Avenue
                       Suite 2100
     -----------------------------------------------
                       (Street)

                Chicago, Illinois 60611
     -----------------------------------------------
       (City)          (State)        (Zip)


==================================================================

2.   Issuer Name and Ticker or Trading Symbol

          NutraMax Products, Inc. (NMPC)
     ----------------------------------------


==================================================================

3.   IRS or Social Security Number of
     Reporting Person (Voluntary)


     ----------------------------------------


==================================================================

4.   Statement for Month/Year

                October 1998
     ----------------------------------------


==================================================================

5.   If Amendment, Date of Original (Month/Year)


     ----------------------------------------


==================================================================

6.   Relationship of Reporting Person(s) to Issuer
             (Check all applicable)

            Director                x   10% Owner
      -----                       -----

            Officer (give               Other (specify
      ----- title below)          ----- below)


==================================================================

7.   Individual or Joint/Group Filing (Check Applicable Line)

           Form filed by One Reporting Person
     -----
       x   Form filed by More than One Reporting Person
     -----


==================================================================

         Table I -- Non-Derivative Securities Acquired,
               Disposed of, or Beneficially Owned


=================================================================================================================================

1. Title of    2. Transaction      3. Transaction  4. Securities Acquired     5. Amount of       6. Ownership      7. Nature of
   Security       Date                Code            (A) or Disposed of (D)     Securities         Form: Direct      Indirect
   (Instr. 3)     (Month/Day/Year)    (Instr. 8)      (Instr. 3, 4 and 5)        Beneficially       (D) or            Beneficial
                                                                                 Owned at End of    Indirect (I)      Ownership
                                      -----------     ------------------------   Month              (Instr. 4)        (Instr. 4)
                                                               (A) or             (Instr. 3 and 4)
                                      Code     V       Amount  (D)     Price
   ---------      ---------------     ----   -----    -------- ------  -----     ----------------   -----------       -----------
Common Stock         8/19/98           P4*              2,500   (A)    $7.50
                     8/20/98           P4*              2,500   (A)    $7.38
                     8/21/98           P4*              1,500   (A)    $7.75
                     8/24/98           P4*             20,000   (A)    $7.75
                     8/25/98           P4*              4,100   (A)    $7.75
                     8/26/98           P4*              4,100   (A)    $7.48
                     8/27/98           P4*              4,100   (A)    $7.00
                     8/28/98           P4*             12,000   (A)    $6.63
Common Stock         8/31/98           P4*             47,500   (A)    $7.00        1,101,468(1)         (1)              (1)
Common Stock                                                                            5,000(2)         (2)              (2)

---------------------------------------------------------------------------------------------------------------------------------


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see
  Instruction 4(b)(v).

                           Page 1 of 3
                                                  SEC 1474 (7-96)

                         Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                      (e.g., puts, calls, warrants, options, convertible securities)

=================================================================================================================================

1. Title of         2. Conver-     3. Trans-      4. Transac-        5. Number of Deriva-       6. Date Exercis-
   Derivative          sion or        action         tion               tive Securities Ac-        able and Expi-
   Security            Exer-          Date           Code               quired (A) or Dis-         ration Date
   (Instr. 3)          cise           (Month/        (Instr. 8)         posed of (D)               (Month/Day/
                       Price of       Day/                              (Instr. 3, 4 and 5)        Year)
                       Deriva-        Year)                                                        ------------------
                       tive Se-                                                                    Date       Expira-
                       curity                                           -------------------        Exer-      tion
                                                     Code    V             (A)       (D)           cisable    Date
  ------------         --------      --------        ----  -----        --------    -----          --------   --------
Warrants for            $3.60        10/14/98         J**               215,425                    10/14/98   10/14/03
Common Stock
(right to buy)






1. Title of      7. Title and Amount of    8. Price of    9. Number of    10. Ownership Form  11. Nature of
   Derivative       Underlying Securities     Derivative     derivative       of Derivative       Indirect
   Security         (Instr. 3 and 4)          Security       Securities       Security: Direct    Beneficial
   (Instr. 3)                                (Instr. 5)     Beneficially     (D) or Indirect     Ownership
                 --------------------------                  Owned at End     (I)                 (Instr. 4)
                                  Amount or                  of Month         (Instr. 4)
                                  Number of                  (Instr. 4)
                    Title         Shares
  -----------    -----------      --------    ---------      ------------     ----------------    ----------
Warrants for     Common Stock     215,425        ***           215,425             (3)                (3)
Common Stock
(right to buy)


---------------------------------------------------------------------------------------------------------------------------------



Explanation of Responses:

* Reporting Persons inadvertently failed to timely file Form 4 relating to these transactions, which were reported separately on an amendment to Reporting Persons' Schedule
    13D.

** Exercise price of previously acquired security became fixed on 10/14/98.

*** Warrants issued on 10/14/97 as part of series of transactions; no specific price was set for the warrants.

(1), (2) and (3)  See continuation sheet.


                    /s/ David M. Schulte         11/6/98
                    ---------------------     --------------
                    ** Signature of           Date
                    Reporting Person
                    David M. Schulte
                    for Chilmark Partners, L.L.C.
                        Chilmark II, L.L.C.
                        Chilmark Fund II, L.P. and
                        Cape Ann Investors, L.L.C.
                        (see continuation sheet)


**   Intentional misstatements or omissions of facts constitute
     Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C.
     78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see
  Instruction 4(b)(v).


                           Page 2 of 3
                                                  SEC 1474 (7-96)

STATEMENT ATTACHED TO FORM 4
FILED WITH THE SECURITIES AND EXCHANGE COMMISSION
BY CHILMARK PARTNERS, L.L.C.
875 NORTH MICHIGAN AVENUE
SUITE 2100
CHICAGO, ILLINOIS 60611

ISSUER NAME:  NutraMax Products, Inc. (NMPC)

STATEMENT FOR MONTH/YEAR:  October 1998

Continuation of Explanation of Responses:

1. These shares are owned directly by Cape Ann Investors, L.L.C. and indirectly by Chilmark Fund II, L.P. (as managing member of, and holder of a majority of the ownership interests in, Cape Ann) and by Chilmark II, L.L.C. (as sole general partner of Chilmark Fund II) and by Chilmark Partners, L.L.C. (as sole member of Chilmark II, L.L.C.). Each of Chilmark Fund II, Chilmark II and Chilmark Partners disclaims beneficial ownership of these securities under Rule 16a-1(a)(2) except to the extent of its pecuniary interest therein.

2. These shares are owned directly by Chilmark Fund II, L.P. and indirectly by Chilmark II, L.L.C. (as sole general partner of Chilmark Fund II) and by Chilmark Partners, L.L.C. (as sole member of Chilmark II, L.L.C.). Each of Chilmark II and Chilmark Partners disclaims beneficial ownership of these securities under Rule 16a-1(a)(2) except to the extent of its pecuniary interest therein.

3. These Warrants for Common Stock (right to buy) are owned directly by Cape Ann Investors, L.L.C. and indirectly by Chilmark Fund II, L.P. (as managing member of, and holder of a majority of the ownership interests in, Cape Ann) and by Chilmark II, L.L.C. (as sole general partner of Chilmark Fund
   II) and by Chilmark Partners, L.L.C. (as sole member of Chilmark II, L.L.C.). Each of Chilmark Fund II, Chilmark II and Chilmark Partners disclaims beneficial ownership of these securities under Rule 16a-1(a)(2) except to the extent of its pecuniary interest therein.

This report is executed by David M. Schulte for each of Chilmark Partners, L.L.C. (as managing member), Chilmark II, L.L.C. (as President and as managing member of Chilmark Partners, L.L.C., the sole member of Chilmark II, L.L.C.), Chilmark Fund II, L.P. (as President of Chilmark II, L.L.C., the sole general partner of Chilmark Fund II, L.P.) and Cape Ann Investors, L.L.C. (as President).

Date:  November 6, 1998


                                 /s/ David M. Schulte
                              ---------------------------
                              David M. Schulte, in the
                              capacities described above


                           Page 3 of 3